UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2012

Commission File Number: 1-11130

(Translation of registrant’s name into English)

3, avenue Octave Gréard 75007 Paris - France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Alcatel-Lucent executes performance program with focus on core products

Company strengthens operating model, unveiling new Business Group, global sales organization and leadership team to deliver corporate turnaround

Paris, September 10, 2012 – Alcatel-Lucent (Euronext Paris and NYSE: ALU) today unveiled a new operating model focused on core products, a strengthened sales organization and re-shaped corporate functions to deliver the Company’s Performance Program; the strategic initiative announced on July 26 to generate Euro 1.25 billion of cost savings by the end of 2013.

Ben Verwaayen, Chief Executive Officer, said: “In today’s markets it makes sense to play to your strengths. Alcatel-Lucent’s leadership in core networking, reflects our innovation excellence and long-standing customer relationships. The objective of the new operating structure is to strengthen Alcatel-Lucent’s presence in key telecommunications products and services through a unified business group. A streamlined Executive Committee will oversee the simplified business model, with a newly-appointed Chief Operating Officer focused on executing operational improvements. This announcement simplifies our operating model and puts our Performance Program at the forefront of our 2013 objectives.”

Benefits of the program and new operating structure will enable Alcatel-Lucent to:

•	Focus on profitable markets and customers around the world

•	Optimize tendering and sales in a single global sales organization

•	Accelerate pace of transformation

•	Maintain strong innovation engine with continued R&D investment

•	Manage patent portfolio as a dedicated profit center

•	Concentrate on higher value-added contracts in Managed Services

•	Simplify management layers across the company

To achieve these outcomes, the following changes will come into effect from January 1, 2013:

•

Paul Tufano becomes Chief Operating Officer, with worldwide responsibility for Supply Chain, Procurement and three individual focused businesses (Enterprise, Strategic Industries and Submarine), in addition to his current role as Chief Financial Officer.

•	Robert Vrij becomes President Global Sales & Marketing, leading a single global sales organization to oversee and manage all customer-facing commercial relationships.

•	Stephen A. Carter becomes President Managed Services & EVP Corporate Restructuring; overseeing the Performance Program and Corporate Marketing & Communications.

•

Philippe Keryer becomes President of Networks & Platforms. This worldwide business group will replace the existing regional operating structure with four global product & services business units, each with full P&L responsibility, comprising:

i.	Core Networks, leveraging global leadership in IP and Optics; IP and Optics will be placed under the management of Basil Alwan leveraging Alcatel-Lucent’s leadership position in both of these fast growing markets.

ii.	Fixed Networks, investing further in the Company’s leadership position in this market and the synergies with Small Cell deployment.

iii.	Wireless, focusing on serving our existing customer base in North America, China and EMEA.

iv.	Platforms, evolving the Company’s High Leverage Network capabilities into unified software platforms for control, optimization and network analytics.

•	George Nazi remains President of the previously created Global Customer Delivery division.

•	Jeong Kim remains President of Bell Labs and Chief Strategy Officer and will be responsible for the Company’s patents assets/portfolio.

In addition to the above, due to the Company’s unique position in the Chinese market through the Alcatel-Lucent Shanghai Bell (ASB) joint venture, Rajeev Singh-Molares, working with the chairman of ASB, will take on a dedicated role focusing on the transformation and development of our commercial operations in China.

All back-office and business support functions will be part of a new central administrative system for greater efficiency.

Commenting on the new operating model, Ben Verwaayen added: “The Performance Program announced on July 26 is the spearhead of these changes. We are putting in place a simple, robust delivery mechanism for the company to ensure that Alcatel-Lucent meets its target of a total cost saving of Euro 1.25 billion by the end of next year.”

We will engage with our employee representatives wherever required by law, through discussions or consultations, before we finalize and then implement this new operating model. Subject to the completion of this process, our new organization will become effective on January 1, 2013.

ABOUT ALCATEL-LUCENT (EURONEXT PARIS AND NYSE: ALU)

The long-trusted partner of service providers, enterprises and governments around the world, Alcatel-Lucent is a leading innovator in the field of networking and communications technology, products and services. The company is home to Bell Labs, one of the world’s foremost research centers, responsible for breakthroughs that have shaped the networking and communications industry. Alcatel-Lucent was named one of MIT Technology Review’s 2012 Top 50 list of the “World’s Most Innovative Companies” for breakthroughs such as lightRadio™, which cuts power consumption and operating costs on wireless networks while delivering lightning fast Internet access. Through such innovations, Alcatel-Lucent is making communications more sustainable, more affordable and more accessible as we pursue our mission – Realizing the Potential of a Connected World.

With operations in more than 130 countries and one of the most experienced global services organizations in the industry, Alcatel-Lucent is a local partner with global reach. The Company achieved revenues of Euro 15.3 billion in 2011 and is incorporated in France and headquartered in Paris.

For more information, visit Alcatel-Lucent on: http://www.alcatel-lucent.com, read the latest posts on the Alcatel-Lucent blog http://www.alcatel-lucent.com/blog and follow the Company on Twitter: http://twitter.com/Alcatel_Lucent.

ALCATEL-LUCENT PRESS CONTACTS

VALERIE LA GAMBA	valerie.la_gamba@alcatel-lucent.com	T : + 33 (0)1 40 76 49 91

ALCATEL-LUCENT INVESTOR RELATIONS

FRANK MACCARY	frank.maccary@alcatel-lucent.com	T : + 33 (0)1 40 76 12 11
TOM BEVILACQUA	thomas.bevilacqua@alcatel-lucent.com	T : + 1 908-582-7998
CORALIE SPAETER	coralie.spaeter@alcatel-lucent.com	T : +33 (0)1 40 76 49 08

SAFE HARBOR FOR FORWARD LOOKING STATEMENTS

Except for historical information, all other information in this presentation consists of forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995, as amended. These forward looking statements include statements regarding the future financial and operating results of Alcatel-Lucent such as, for example, “generate Euro 1.25 billion of cost savings by the end of 2013”. Words or expressions such as “makes sense,” “reflects,” “objective,” “strengthen,” “streamlined,” “will,” “simplifies,” “puts our performance program at the forefront of our 2013 objectives,”, “Benefits,”, “Plan,” “optimize,” “accelerate,” “maintain,” “manage,” “concentrate,” “simplify,” “achieve,” “come into effect,” “investing further,” “focusing on,” “evolving,” “unique position,” “greater efficiency,” “changes,” “ensure that,” “engage,” “finalize,” “implement,” “variations of such words and similar expressions are intended to identify such forward-looking statements which are not statements of historical facts. These forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to assess. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements, in particular with regard to product demand for the remainder of the year being as expected, our ability to achieve all the goals of our Performance Program by the end of 2013, our ability to exit unprofitable contracts and market at a reasonable cost, cost containment measures generating expected savings, and the economic climate in the world in general, and in Europe in particular with the euro crisis. These risks and uncertainties are also based upon a number of factors including, among others: our ability to realize the full value of our existing and future patent portfolio in a complex technological environment (including our ability to defend ourselves in infringement suits), our ability to operate effectively in a highly competitive industry and to correctly identify and invest in the technologies that become commercially accepted, demand for our legacy products and the technologies we pioneer, the timing and volume of network roll-outs and/or product introductions, difficulties and/or delays in our ability to execute on our strategic plans, our ability to efficiently co-source or outsource certain business processes and more generally control our costs and expenses, the risks inherent in long-term sales agreements, exposure to the credit risk of customers or foreign exchange fluctuations, reliance on a limited number of suppliers for the components we need or a tight market for commodity components, the social, political and economic risks we may encounter in any region of our global operations, the costs and risks associated with pension and postretirement benefit obligations and our ability to avoid unexpected contributions to such plans, changes to existing regulations or technical standards, existing and future litigation, compliance with environmental, health and safety laws, the global economic situation and of those geographical areas where we are most active, and the impact of each of these factors on our results of operations and cash. For a more complete list and description of such risks and uncertainties, refer to Alcatel-Lucent’s Annual Report on Form 20-F for the year ended December 31, 2011, as well as other filings by Alcatel-Lucent with the US Securities and Exchange Commission. Except as required under the US federal securities laws and the rules and regulations of the US Securities and Exchange Commission, Alcatel-Lucent disclaims any intention or obligation to update any forward-looking statements after the distribution of this presentation, whether as a result of new information, future events, developments, changes in assumptions or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 11, 2012

By:	/s/ PAUL TUFANO
Name:	Paul Tufano
Title:	Chief Financial Officer